UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unregistered Placement of Ordinary Shares

On March 27, 2018, Summit Therapeutics plc (the “Company”) announced the pricing of a placing (the “Placing”) of 8,333,333 new ordinary shares of 1 penny each in the Company (the “Placing Shares”) at a price of 180 pence per Placing Share for aggregate gross proceeds of £15 million, before expenses, to investors in Europe. The Placing Shares are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S under the Securities Act. The Placing Shares have not been and will not be registered under the Securities Act or any applicable securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) or persons in the United States, except pursuant to an applicable exemption from or in a transaction not subject to, the registration requirements of the Securities Act.

The press release announcing the Placing in the United Kingdom is attached hereto as Exhibit 99.1, and the press release announcing the pricing of the Placing in the United Kingdom is attached hereto as Exhibit 99.2. The press release announcing the Placing in the United States is attached hereto as Exhibit 99.3.

This Report on Form 6-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States.

Corporate Updates

The Company is providing an update regarding ezutromid, its product candidate for the treatment of Duchenne muscular dystrophy. Having received positive 24-week interim data from its ongoing Phase 2 clinical trial called PhaseOut DMD, the Company is advancing preparations for a potential regulatory filing of ezutromid that would be based on the 48-week data from PhaseOut DMD, expected in the third quarter of 2018.

The Company is also providing a clinical development update regarding ridinilazole, its product candidate for the treatment of Clostridium difficile infection (“CDI”). The Company now expects to initiate its planned Phase 3 clinical trials evaluating ridinilazole for the treatment of CDI during the first quarter of 2019.

The Company believes that the net proceeds from the Placing described above, together with its existing cash and cash equivalents and funding arrangements, will be sufficient to fund the Company’s operating expenses and capital expenditure requirements through at least April 30, 2019. The Company has based this estimate on assumptions that may prove to be wrong, and it could use its capital resources sooner than it currently expects. This estimate also assumes, among other things, that the Company does not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements.

Forward-looking Statements

Any statements in this report about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the placement and the anticipated use of the proceeds from the placement, the timing of the clinical and preclinical development of the Company’s product candidates and the potential for their commercialization, the therapeutic potential of the Company’s product candidates, the potential submission of applications for regulatory approvals, the sufficiency of the Company’s cash resources, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market conditions, the ability to complete the placement, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission including the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this report represent the Company’s views only as of the date of this report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: March 27, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	U.K. Press Release, dated March 27, 2018 announcing the proposed Placing

99.2	U.K. Press Release, dated March 27, 2018 announcing the results of the Placing

99.3	U.S. Press Release, dated March 27, 2018 announcing the Placing in the United States